Exhibit 4.1.5

AMENDMENT TO DEBENTURES AND WARRANTS, AGREEMENT AND WAIVER

THIS AGREEMENT AND WAIVER (this “Agreement”) is entered into on September 1, 2009 (the “Effective Date”) by and among Cryoport, Inc., a Nevada corporation (the “Company”), on the one hand, and Enable Growth Partners LP (“EGP”), Enable Opportunity Partners LP (“EOP”), Pierce Diversified Strategy Master Fund LLC, Ena (“Pierce”, together with EGP, EOP and Pierce, the “Enable Funds”), and BridgePointe Master Fund Ltd. (“BridgePointe,” together with the Enable Funds, each individually referred to as a “Holder” and collectively as the “Holders” or the “Investors”), on the other hand.  Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in each of the Securities Purchase Agreements (each as defined in documents referred to in the recitals incorporated by reference below), in each of the Debentures (each as defined in documents referred to in the recitals incorporated by reference below).

WHEREAS, the Company and the Holders are parties to that certain Amendment to Debentures and Warrants, Agreement and Waiver entered into on February 19, 2009, and effective as of January 27, 2009 (the “February 2009 Amendment Agreement”);

WHEREAS, all recitals contained in the February 2009 Amendment Agreement are hereby incorporated into this Agreement by this reference;

WHEREAS, by letter dated July 31, 2009, the Holders agreed to extend the Monthly Redemption Date from August 1, 2009, to September 1, 2009; and

WHEREAS, the Company and the Holders now desire that the terms of the Debentures, Warrants and other Transaction Documents, as such have been modified by the mutual agreement of the parties as of the date hereof, be modified and have entered into this Agreement to document their agreement regarding such modifications.

NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, and intending to be legally bound hereby, the undersigned parties hereby agree as follows:

Incorporation of Preliminary Statements. The Recitals set forth above by this reference hereto are hereby incorporated into this Agreement.

1. Amendment to Covenant to Increase Authorized Shares.  Section 2 of the February 2009 Amendment Agreement is hereby deleted in its entirety and replaced with the following:

“Increase in Authorized Shares.  In addition to any existing obligations of the Company under the Transaction Documents (as defined in the Securities Purchase Agreements, respectively), the Company shall hold a shareholders meeting (following the requirements set forth in the Company’s bylaws) as soon as reasonably practicable following the date of this Agreement, but in any event by not later than October 31, 2009, and put before the shareholders a proposal to increase authorized shares of common stock from 125,000,000 to 250,000,000. The Company shall use its best efforts to obtain shareholder approval of an increase in such authorized number of shares of common stock.  This provision is intended to modify the like covenant contained in the February 2009 Amendment Agreement.”

If the Company shall fail to have a sufficient number of shares authorized and reserved to the Holders by December 31, 2009 to effect the full conversion of all then outstanding Debentures and the full exercise of all then outstanding Warrants, regardless of the reason and regardless of whether or not the Company shall have used its best efforts to obtain such shareholder approval, such failure shall constitute an Event of Default under the Debentures and the Warrants.  Each Holder agrees to vote its shares FOR the proposal to amended to the Company’s Amended and Restated Articles of Incorporation to increase its authorized common stock to 250,000,000 shares.

2. Amendment to Warrants. Each of the Warrants (where “Warrants,” as used herein, shall have the meaning set forth in the February 2009 Amendment Agreement) are hereby amended to add the following, immediately after Section 5 of each of the Warrants, as a new Section 6:

“6.           Default and Redemption.

(a) Events of Default.  Each of the following events which occur while any Warrants are outstanding shall be considered to be an “Event of Default”:

(i)  Failure To Authorize and Reserve Common Stock.  At any time after December 31, 2009 the Company, for any reason or no reason, does  not  have a sufficient number of shares of common stock authorized and reserved for issuance to the Holder to effect the exercise of the total number of outstanding shares of this Warrant (a “Share Reservation Default”);

(ii)  Failure To Deliver Common Stock.  The Company shall have failed, for any reason, to deliver to the Holder certificates evidencing the Warrant Shares which are subject to a Notice of Exercise by the Warrant Share Delivery Date and such failure remains uncured for a period of more than 3 Trading Days.

 (b) Mandatory Redemption; Certain Adjustments on Default.

(i) Mandatory Redemption Amount.  In addition to any other damages allowed under the terms of this Warrant or the Transaction Documents, if any Events of Default shall occur and any such Event of Default continues for an additional 3 Trading Days after the Holder provides written notice to the Company that an Event of Default has occurred and specifying the factual basis therefor, then thereafter, unless waived by the Holder, upon the occurrence and during the continuation of any Event of Default, at the option of the Holder, each such option exercisable through the delivery of one or more written notices to the Company by such Holder (a “Redemption Notice”), the Specified Amount (as defined below) of this Warrant shall be immediately redeemed by the Company and the Company shall pay to the Holder (a “Mandatory Redemption”) an amount (the “Mandatory Redemption Amount” or the “Default Amount”) equal to 100% of the greater of (i) the Black-Scholes value of the Specified Amount (as defined below) of this Warrant on the date of such Default Notice  and (2) the highest Black-Scholes value of the Specified Amount (as defined below) of this Warrant from the date of such Redemption Notice (or, in the case of a failure to deliver Warrant Shares following an Exercise, from the date of the applicable Exercise) through the Trading Day that the Mandatory Redemption Amount is paid to the Holder.  Each Redemption Notice shall specify the amount (the “Specified Amount”) of the Warrant that is subject to a Mandatory Redemption, which may constitute all or any part of the Unexercised Portion of the Warrant that has not been covered in a prior Redemption Notice.  For purposes hereof, “Unexercised Portion” shall mean the number of shares outstanding and unexercised with respect to the Warrant in question, plus any and all shares issuable upon any previously submitted notice of exercise of the Warrant which have not yet been delivered to the Holder, in each case as of the date in question.   For purposes of clarity, a Mandatory Redemption as to a given Warrant shall be triggered only by a written Default Notice from the Holder of the Warrant and the delivery of a Default Notice by one Holder as to its Warrant does not trigger a Mandatory Redemption by any other Holder as such other Holder’s Warrant.

The Mandatory Redemption Amount shall be payable, in cash or cash equivalent, within five (5) business days of the Date of the applicable Default Notice (the “Default Amount Due Date”).  If the Company fails to pay the Default Amount within five (5) Business Days of written notice that such amount is due and payable (the “Default Amount Due Date”), then interest shall accrue thereon at a rate of eighteen percent (18%) per annum, compounded monthly (or the maximum amount allowed by applicable law, whichever is less.

(ii) Liquidated Damages.  The parties hereto acknowledge and agree that the sums payable as liquidated damages or pursuant to a Mandatory Redemption shall give rise to liquidated damages and not penalties.  The parties further acknowledge that (i) the amount of loss or damages likely to be incurred by the Holder is incapable or is difficult to precisely estimate, (ii) the amounts specified bear a reasonable proportion and are not plainly or grossly disproportionate to the probable loss likely to be incurred by the Investor, and (iii) the parties are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Agreement at arm’s length.

The Default Amount, together with all other amounts payable hereunder, shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to Exercise all other rights and remedies available at law or in equity.”

3. Addition of Future Interest Accrual to Outstanding Principal Amounts of the Debentures.  The Company and the Holders agree that the outstanding principal amount of each Debenture shall be increased on the Effective Date by an amount equal to all accrued and unpaid interest as of the Effective Date (the “Accrued Interest”), plus all interest that would have accrued on the principal amount plus the Accrued Interest such Debenture from the Effective Date to the Maturity Date, without giving effect to any potential payments of the Monthly Redemption Amount during such period (the “Future Interest Amount”).  Schedule “A” attached hereto reflects the new outstanding principal amount of each of the respective September 2007 Convertible Debentures and May 2008 Convertible Debentures, as of the Effective Date after giving effect to the addition of the Future Interest Amount.  As a result of the foregoing, the Company shall have no obligation to make the quarterly interest payments on the Monthly Interest Payment Date required by the Debentures from the Effective Date to the Maturity Date, and interest shall cease to accrue during such period.

4. Adjustment to Conversion Price of the Debentures.  The definition of “Conversion Price” in Section 4(b) of each of the Debentures is hereby deleted and replaced in its entirety with the following:

“Conversion Price.  The conversion price in effect on any Conversion Date shall be equal to the average of the VWAPs for each of the trading days from July 1, 2009 through August 30, 2009, which the parties agree is equal to $0.45, subject to adjustment herein (the “Conversion Price”).”

5. Amendment to Monthly Redemption Date of the Debentures. The definition of “Monthly Redemption Date” in Section 1 of each Debenture and in the Amendment to Original Issue Discount 8% Senior Secured Convertible Debentures, dated the 19th of February 2008, is hereby deleted and replaced in its entirety with the following:

“Monthly Redemption Date” means the 1st of each month, commencing immediately upon January 1, 2010, and terminating upon the full redemption of this Debenture.

6.  Amendment to Monthly Redemption Amount of the Debentures. The definition of “Monthly Redemption Amount” in Section 1 of each Debenture and in the Amendment to Original Issue Discount 8% Senior Secured Convertible Debentures, dated the 19th of February 2008, is hereby deleted and replaced in its entirety with the following:

“Monthly Redemption Amount” means an amount equal to the Holder’s Pro Rata Share (as defined in the February 2009 Amendment Agreement) multiplied by $200,000, which the parties agree shall equal the amount set forth to each respective Holder’s name in the table below:

Orig Date	Holder	Pro Rata Share	Holder’s Monthly Redemption Amount
May-08	BridgePointe Master Fund Ltd.	22.60%	$45,200.00
Sep-07	BridgePointe Master Fund Ltd.	25.60%	$51,200.00
Sep-07	Enable Growth Partners LP	43.10%	$86,200.00
Sep-07	Enable Opportunity Partners LP	7.60%	$15,200.00
Sep-07	Pierce Diversified Strategy Master Fund LLC, Ena	1.10%	$2,200.00
		TOTAL:	$200,000.00

7. Amendments to Section 10 of the February 2009 Amendment Agreement.  The first paragraph and definition section in Section 10 of the February 2009 Amendment Agreement are hereby deleted in their entirety and replaced with the following:

“Equity Dilution Adjustment to Number of Warrants.  In consideration of the terms hereof, from the date hereof through and including December 31, 2010, anytime that the Company issues equity securities or securities that are convertible or exchangeable into equity securities (as applicable, a “Triggering Issuance”), including but not limited to securities issued in  an Exempt Issuance (as defined below) and immediately following any such offering, the sum of all of the Holders’ Augmented Fully Diluted Amounts (as defined below) is less than 34.5% of Company Fully Diluted Amount (as defined below), the Company shall issue to each Holder a number of warrants (the “Makeup Warrants”) equal to (a) the Holder’s Pro Rata Share (as defined below) of the Minimum Fully Diluted Amount, where the “Minimum Fully Diluted Amount” shall mean 34.5% of the Company Fully Diluted Amount (as defined below)  immediately following the Triggering Issuance, less (b) the Holder’s Augmented  Fully Diluted Amount immediately prior to the Triggering Issuance.

For purposes hereof,

 “Company Fully Diluted Amount” shall mean the fully diluted number of shares of common stock of the Company at the time in question, including but not limited to securities issued in  Exempt Issuances.

“Exempt Issuance” shall have the meaning ascribed to it in the Securities Purchase Agreement dated September 27, 2007.

“Holder’s Augmented Fully Diluted Amount” shall mean the sum of (i) the number of shares of common stock that would be issuable upon the full conversion of Holder’s Debentures (including principal amounts and accrued and unpaid interest) and upon the full exercise of all of the Holder’s Warrants, in each case as of the date of the applicable Triggering Issuance and in each case without regard to any contractual limitations on the amount that can be converted or exercised, plus (ii) the number of shares of Common Stock of the Company that have been previously issued to the Holder by the Company pursuant to the conversion of the Holder’s Debentures and the exercise of the Holder’s Warrants, and in payment of interest accruing on the Debentures, since their respective issuance dates, and regardless of whether or not such shares of Common Stock have been sold by the Holder.

“Pro Rata Share” shall mean the principal amount of Debentures held by Holder as of immediately following the effectiveness of the February 2009 Amendment Agreement, divided by the aggregate principal amount of Debentures held by all Holders as of immediately following the effectiveness of the February 2009 Amendment Agreement.   For purposes of clarification, each Holder’s Pro Rata Share shall be as follows (the amounts set forth in the following table shall govern absent manifest error):

Orig Date	Holder	Pro Rata Share
May 2008	BridgePointe Master Fund Ltd.	22.6%
Sep 2007	BridgePointe Master Fund Ltd.	25.6%
Sep 2007	Enable Growth Partners LP	43.1%
Sep 2007	Enable Opportunity Partners LP	7.6%
Sep 2007	Pierce Diversified Strategy Master Fund LLC, Ena	1.1%

It is further understood that any issuance of shares of common stock, warrants, securities convertible or exchangeable into common stock or options to anyone, including but not limited to employees, officers, directors or consultants of the Company shall be subject to the 34.5% Agreement calculation above regardless of whether or not such issuances are otherwise considered to be “Exempt Issuances.”  It is also understood that the rights afforded to the Company under the definition of Exempt Issuance in each of the Securities Purchase Agreements remain, provided that no right is granted hereby to issue any securities which the Transaction Documents otherwise prohibit.

It is expressly understood that this section does not modify the full ratchet anti-dilution rights (including but not limited to Section 5 of the Debenture and Section 3 of the Warrants) currently afforded to the Holders of the existing Debentures and Warrants (as defined herein).   Issuances that are exempt issuances under the Transaction Documents, including issuances that are Exempt Issuances under Section 5 (b) of the Debentures, are not exempt from inclusion for the purposes of the 34.5% calculation above.

The Makeup Warrants shall be in the same form as the original Warrants issued, except that the Exercise Price of the Makeup Warrants shall equal the lesser of (i)the issuance price per share of the equity securities that triggered the issuance of the Makeup Warrants (the “Triggering Issuance”) and (ii) the average of the VWAPs for the five (5) consecutive trading days ending on the date of such Triggering Issuance, and the “Termination Date” of each Makeup Warrant shall be five (5) years from its date of issuance.   Each of the Transaction Documents is hereby amended such that any reference to “Warrants” therein shall include the Makeup Warrants and any reference to “Warrant Shares” shall include the shares issuable upon exercise of the Makeup Warrants.”

8. Adjustment to Warrant Exercise Price, Antidilution Adjustment to Number of Warrants and Extension of Term of Warrants:

(a) In consideration for the terms hereof, the Exercise Price (as defined in each of the Warrants) of each of the Warrants (as “Warrants” is defined in the 2007 Securities Purchase Agreement and the May 2008 Securities Purchase Agreement, respectively) is hereby decreased to $0.45, subject to further adjustment therein.

(b) In consideration for the terms hereof, and pursuant to the terms of the Warrants as a result of the decrease in the Exercise Price to $0.45, the number of shares of the Warrants underlying the May 2008 Convertible Debenture Holders, respectively, are hereby increased as shown in the table attached as Schedule “B” hereto, and the number of Warrants underlying the September 2007 Debentures of the Enable Funds, respectively, are hereby proportionally increased by mutual agreement as shown in the table attached as Schedule “B” hereto.

(c)  The Company agrees to promptly issue amended and restated Warrants, reflecting the adjusted terms and adjusted number of shares described herein.

9. Amendments to Debenture.

(a) “Section 9 Additional Covenants” of the Debentures, which was added to each of the Debentures by virtue of the February 2009 Amendment Agreement, is hereby amended and replaced with the following:

“Section 9 Additional Covenants. The Company agrees to abide by the following covenants. Such covenants which will remain effective so long as any of the Debentures remain outstanding (the “Covenant Period”):

a. The Company shall maintain a total cash balance of no less than $100,000 at all times during the Covenant Period.

b. The Company shall have an average monthly operating cash burn of no more than $500,000 during the Covenant Period. Operating cash burn is defined by taking net income (or loss) and adding back all non-cash items, and excludes changes in assets, liabilities and financing activities (i.e. the top section of the Consolidated Statement of Cash Flows as publicly reported in the Company’s Consolidated Financial Statements).

c. The Company shall have a minimum current ratio of 0.5 to 1 at all times during the Covenant. This calculation is to be made [by excluding the current portion of the convertible notes payable and accrued interest, and liability from derivative instruments from current liability for the current ratio.

d. Accounts Payable shall not exceed $750,000 at any time during the Covenant Period.

e. Accrued Salaries shall not exceed $350,000 at any time during the Covenant Period.Acc

f. The Company shall not make any revisions to the terms of the existing contractual agreements for the Notes Payable to Former Officer, Related Party Notes Payable and the Line of Credit (as each is referred to in the Company’s Form 10-Q for the period ended June 30, 2009). The foregoing covenant shall not apply to the amendment made by the Company to the terms of a note payable to Peter Berry (“Berry”) which was effective August 26, 2009, pursuant to which (i) the Company agreed to pay Berry the sum of $30,000 plus accrued interest representing past due payments from January to May 2009 previously waived by Berry, (ii) Berry agreed to waive payments due to him through December 2009, and (iii) the Company agreed to pay to Berry the sum of $42,000 plus accrued interest on January 1, 2010, representing payments due to him from June 2009 thru December 2009.

In the event that the Company fails to comply with any of the covenants set forth in Section 9 above (a “Covenant Failure”), such failure shall constitute an Event of Default under the September 2007 Debenture and the May 2008 Debenture.  The Company shall notify the debt holders within five (5) business days of the Company’s knowledge of any Covenant Failure, provided that, the Company shall not provide the debt holders with notification of any Covenant Failure if any debt holder has requested not to be provided with such information for a specified period of time.  In the event that the Company notifies the debt holders of Covenant Failure, then, the Company shall publicly disclose such Covenant Failure on a Form 8-K within five (5) business days of such disclosure to debt holders, or as otherwise required by the rules of the Securities Exchange Commission.”

(b) The following is added to the end of Section 6(a) of the Debenture:

“Notwithstanding the above, the Company shall not be entitled to deliver an Optional Redemption Notice unless the closing price of the Company’s common stock shall have exceeded $0.70 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date) on each of the 10 Trading Days up through and including the Optional Redemption Notice Date and shall not be entitled to complete an Optional Redemption unless the closing price of the Company’s common stock shall have exceeded $0.70 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date) on each of the 20 Trading Days immediately preceding the Optional Redemption Date.”

For purposes of clarity, except for the addition referred to above, Section 6(a) of the Debenture remains unchanged and in full force and effect.

10. Amendment to Securities Purchase Agreement.  Section 4.1(c)(iii) of each of the Securities Purchase Agreements is hereby amended to add the following language to the end of such subsection:

“. . . or any succeeding rule, including but not limited to Rule 144(b)(1).”

11. Tacking and Affiliate Opinion.  It is the intention of the Holders and the Company that the Rule 144 holding periods for the shares issuable upon conversion of the Debentures and exercise of the Warrants (each as amended pursuant to agreements of the parties, including but not limited to this Agreement) will tack to, and run from, the Original Issue Dates of the Debentures and the Warrants, and the Company hereby acknowledges such tacking (the “Hold Period Tacking”).  The Company shall cause its outside legal counsel to provide an opinion of counsel confirming the Hold Period Tacking of such holding periods regarding the Debentures and the Warrants, in each case as amended hereby (the “Tacking Opinion”).  At such time as the Included Holders or transfer agent shall so require in connection with the conversion of a Debenture or the exercise of a Warrant, the Company shall provide the Tacking Opinion, signed by Company’s counsel, to the Included Holders or the transfer agent.

The Company accepts, and represents and acknowledges that its outside counsel has accepted, the legal opinion of the Law Office of Otto E. Sorensen, APC, delivered to the Company’s transfer agent, Integrity Stock Transfer, on or about September 8, 2009, as amended  by the e-mail from Otto E. Sorensen dated on or about September 11, 2009 (collectively, the “Affiliate Opinion”), which opines that BridgePointe Master Fund Ltd. is not an affiliate of the Company for purposes of Rule 144 promulgated under the Securities Act of 1933, as amended,   based upon the facts as they exist as of September 8, 2009, and after assuming and accounting for the execution and performance of this Agreement.  The Company shall provide a letter (the “Counsel Acceptance Letter”), signed by its outside counsel, stating that such counsel accepts the Affiliate Opinion, prior to and as a condition to the effectiveness of this Agreement.  Said acknowledgement, and counsel’s acceptance of the Affiliate Opinion, are not binding on the Company nor its counsel in the event of a material change in the facts and circumstances relating to BridgePointe’s ownership of Company securities and ability to exercise control over the Company as they exist on the September 8, 2009, and after assuming and accounting for the execution and performance of this Agreement, as determined by Company counsel in its reasonable discretion.

12. Effect on Transaction Documents. Subject to the waivers and amendments provided herein, all of the terms and conditions of the Transaction Documents shall continue in full force and effect after the execution of this Agreement and shall not be in any way changed, modified or superseded by the terms set forth herein, including but not limited to, any other obligations the Company may have to the Investors under the Transaction Documents provided however that references to Securities, Debentures, Warrants and Underlying Shares in the Transaction Documents shall include such securities, as amended hereby, and the shares underlying such Securities, respectively.  Except as expressly set forth herein, this Agreement shall not be deemed to be a waiver, amendment or modification of any provisions of the Transaction Documents or of any right, power or remedy of the Investors, or constitute a waiver of any provision of the Transaction Documents (except to the extent herein set forth), or any other document, instrument and/or agreement executed or delivered in connection therewith, in each case whether arising before or after the date hereof or as a result of performance hereunder or thereunder.  The Investors reserve all rights, remedies, powers, or privileges available under the Transaction Documents, at law or otherwise.  This Agreement shall not constitute a novation or satisfaction and accord of the Transaction Documents or any other document, instrument and/or agreement executed or delivered in connection therewith, including, without limitation, the Security Agreement.

13. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the applicable Transaction Document.

14. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of the Investors. The Company may not assign (except by merger) its rights or obligations hereunder without the prior written consent of the Investors.  The Investors may assign their respective rights hereunder in the manner and to the Persons as permitted under the applicable Transaction Document.

15. Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

16. Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Transaction Documents.

17. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

18.    Headings. The headings in this Agreement are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

19.       Effectiveness. The effectiveness of this Agreement shall be expressly conditioned upon the Investors’ receipt, on or before the date hereof, of (i) a certificate, dated as of the date hereof, executed by the Chief Executive Officer of the Company certifying that, to the best knowledge of the Chief Executive Officer after reasonable investigation, no Event of Default, except as expressly waived in this Agreement, and no event which, with the giving of notice or passage of time (or both), would constitute an Event of Default under the Debentures has occurred or is continuing, and (ii) all documents required to be delivered by the Company hereunder, including but not limited to the Counsel Acceptance Letter, shall have been executed and delivered to the Investors.  In the event the foregoing items are not delivered to the Investors, all of the consents, amendments and waivers of the Investors contained herein shall be null and void.  The effectiveness of this Agreement shall also be expressly conditioned upon the accuracy of all of the representations and warranties of the Company and the performance by the Company (and all of its subsidiaries) of their obligations under this Agreement.

20. Representations and Warranties; Corporate Authority.  The Company hereby makes the representations and warranties set forth below to the Holders that as of the date of its execution of this Agreement:

(a) The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Company and no further action is required by such Company, its board of directors or its stockholders in connection therewith.  This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(c) No consideration has been offered or paid to any person to amend or consent to a waiver, modification, forbearance or otherwise of any provision of any of the Transaction Documents.

(d) All of the Company’s warranties and representations contained in this Agreement shall survive the execution, delivery and acceptance of this Agreement by the parties hereto.

21. Amendments and Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Holders or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

22. Joint Preparation.  Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

23. Amendments Not Effective Until All Parties Agree.  The amendments herein shall not be effective unless and until the Company, its undersigned subsidiaries and all of the Holders of the Debentures shall have agreed to the terms and conditions hereunder.

24. Disclosure and Filing of 8-K.  Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Investors or their agents or counsel with any information that it believes constitutes or might constitute material, nonpublic information. On or before the second (2nd) Trading Day immediately following the date hereof, the Company shall file a Current Report on Form 8-K, reasonably acceptable to each Investor disclosing the material terms of the transaction contemplated hereby, which shall include this Agreement as an attachment hereto.

25. INDEPENDENT NATURE OF INVESTORS’ OBLIGATIONS AND RIGHTS.  THE COMPANY HAS ELECTED TO PROVIDE ALL INVESTORS WITH THE SAME TERMS AND FORM OF THIS AGREEMENT FOR THE CONVENIENCE OF THE COMPANY AND NOT BECAUSE IT WAS REQUIRED OR REQUESTED TO DO SO BY THE INVESTORS.  THE OBLIGATIONS OF EACH INVESTOR UNDER THIS AGREEMENT, AND ANY TRANSACTION DOCUMENT ARE SEVERAL AND NOT JOINT WITH THE OBLIGATIONS OF ANY OTHER INVESTOR, AND NO INVESTOR SHALL BE RESPONSIBLE IN ANY WAY FOR THE PERFORMANCE OR NON-PERFORMANCE OF THE OBLIGATIONS OF ANY OTHER INVESTOR UNDER THIS AGREEMENT OR ANY TRANSACTION DOCUMENT. NOTHING CONTAINED HEREIN OR IN ANY TRANSACTION DOCUMENT, AND NO ACTION TAKEN BY ANY INVESTOR PURSUANT THERETO, SHALL BE DEEMED TO CONSTITUTE THE INVESTORS AS A PARTNERSHIP, AN ASSOCIATION, A JOINT VENTURE OR ANY OTHER KIND OF ENTITY, OR CREATE A PRESUMPTION THAT THE INVESTORS ARE IN ANY WAY ACTING IN CONCERT OR AS A GROUP WITH RESPECT TO SUCH OBLIGATIONS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE TRANSACTION DOCUMENTS.  EACH INVESTOR SHALL BE ENTITLED TO INDEPENDENTLY PROTECT AND ENFORCE ITS RIGHTS, INCLUDING WITHOUT LIMITATION, THE RIGHTS ARISING OUT OF THIS AGREEMENT OR OUT OF THE OTHER TRANSACTION DOCUMENTS, AND IT SHALL NOT BE NECESSARY FOR ANY OTHER INVESTOR TO BE JOINED AS AN ADDITIONAL PARTY IN ANY PROCEEDING FOR SUCH PURPOSE. EACH INVESTOR HAS BEEN REPRESENTED BY ITS OWN SEPARATE LEGAL COUNSEL IN THEIR REVIEW AND NEGOTIATION OF THIS AGREEMENT AND THE TRANSACTION DOCUMENTS.

IN WITNESS WHEREOF, the parties have duly executed this Amendment to Debentures and Warrants, Agreement and Waiver as of the date first written above.

CRYOPORT, INC.

By: /s/ Larry G. Stambaugh
Name: Larry G. Stambaugh
Title: Chief Executive Officer

[signature page Holders/Investors follows]

Convertible Debenture Holders’ Signature Page

BRIDGEPOINTE MASTER FUND LTD.,
a Cayman Islands Exempted Company

By:  /s/ Eric S. Swartz
Name: Eric S. Swartz
Title: Director

ENABLE GROWTH PARTNERS LP

By:  /s/ Adam Epstein
Name: Adam Epstein
Title: Principal

ENABLE OPPORTUNITY PARTNERS LP

By:  /s/ Adam Epstein
Name: Adam Epstein
Title: Principal

PIERCE DIVERSIFIED STRATEGY MASTER
FUND LLC, Ena

By:  /s/ Adam Epstein
Name: Adam Epstein
Title: Principal

SCHEDULE "A"
Orig Date	Convertible Debenture Holder	Outstanding Principal Amount	Accrued and Unpaid Interest as of August 31, 2009	Future Interest Amount as of July 1, 2010	New Outstanding Principal Amount
May 2008	BridgePointe Master Fund Ltd.	$1,325,555.56	$17,674.07	$89,548.64	$1,432,778.27
Sep 2007	BridgePointe Master Fund Ltd.	$1,881,984.78	$25,093.13	$127,138.53	$2,034,216.44
Sep 2007	Enable Growth Partners LP	$2,300,208.56	$30,669.45	$155,391.87	$2,486,269.88
Sep 2007	Enable Opportunity Partners LP	$404,331.99	$5,391.09	$27,314.87	$437,037.95
Sep 2007	Pierce Diversified Strategy Master Fund LLC, Ena	$56,548.13	$753.98	$3,820.14	$61,122.25

SCHEDULE "B"
Orig Date	Holder	Number of Warrants at Current Exercise Price	Increase in Number of Warrants	Total Number of Warrants after Increase
May 2008	BridgePointe Master Fund Ltd.	6,623,482	883,131	7,506,613
Sep 2007	BridgePointe Master Fund Ltd.	6,364,308	848,574	7,212,882
Sep 2007	Enable Growth Partners LP	11,628,913	1,550,522	13,179,435
Sep 2007	Enable Opportunity Partners LP	2,055,232	274,031	2,329,263
Sep 2007	Pierce Diversified Strategy Master Fund LLC, Ena	284,790	37,972	322,762